SEC
Mail Processing
Section

MAY 27 2009

Washington, DC
105

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1 : 182 | 21-5-2009

Securities and Exchange Commission [redacted]
450 Fifth Street, NW
Washington, D.C. 20549
USA

09046500

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose

- Financial data and information for the 3M 2009 of Public Power Corporation S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- Financial data and information for the 3M 2009 of Public Power Corporation S.A.

dlw 7/9

PUBLIC POWER CORPORATION S.A.

Interim Condensed Consolidated and Separate Financial Statements

for the three month period from January 1, 2009 to March 31, 2009

in accordance with International Financial Reporting Standards, adopted by the European Union

The attached interim condensed consolidated and separate financial statements were approved by Public Power Corporation Board of Directors on May 19, 2009 and they are available in the web site of Public Power Corporation S.A. at www.dei.gr and it will be available to the investors for at least 5 (five) years commencing from the date of issue.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER	VICE CHAIRMAN AND DEPUTY CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER	CHIEF ACCOUNTANT
PANAGIOTIS J. ATHANASOPOULOS	NIKOLAOS D. CHATZIARGYRIOU	GEORGE C. ANGELOPOULOS	EFTHIMIOS A. KOUTROULIS

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED CONSOLIDATED AND SEPARATE STATEMENTS OF INCOME
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2009
(All amounts in thousands of Euro - except share and per share data)

	GROUP		PARENT COMPANY	
	01.01.2009 - 31.03.2009	**01.01.2008 - 31.03.2008**	**01.01.2009 - 31.03.2009**	**01.01.2008 - 31.03.2008**
REVENUES:				
Revenue from energy sales	1,405,701	1,306,573	1,405,571	1,306,573
Other	90,144	103,896	90,144	103,896
	1,495,845	1,410,469	1,495,715	1,410,469
EXPENSES :				
Payroll cost	268,083	235,588	266,751	234,064
Fuel	468,430	583,655	468,430	583,655
Depreciation and Amortization	109,176	103,691	107,943	102,503
Energy purchases	135,095	233,849	139,328	237,052
Transmission system usage	78,706	88,399	78,706	88,399
Provisions for CO_2 emission rights of 1Q	21,112	23,969	21,112	23,969
Provisions	17,681	5,647	17,681	5,647
Gain from valuation for CO_2 liabilities of prior year	(25,601)	-	(25,601)	-
Financial expenses	53,278	51,218	53,277	51,217
Financial income	(5,013)	(7,400)	(5,236)	(82,688)
Other (income)/ expense	82,376	55,785	81,142	55,185
Loss / (Profit) of associates and joint ventures, net	(487)	3,650	-	-
Foreign currency (gains) / losses	311	(1,880)	311	(1,880)
PROFIT BEFORE TAX	**292,698**	**34,298**	**291,871**	**113,346**
Income tax expense	(73,230)	(4,297)	(73,063)	(4,737)
PROFIT AFTER TAX	**219,468**	**30,001**	**218,808**	**108,609**
Earnings per share, basic and diluted	0.95	0.13	0.94	0.47
Weighted average number of shares	232,000,000	232,000,000	232,000,000	232,000,000

The accompanying notes are an integral part of these interim consolidated and separate financial statements

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED CONSOLIDATED AND SEPARATE STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2009
(All amounts in thousands of Euro - except share and per share data)

	GROUP		PARENT COMPANY	
	01.01.2009-31.03.2009	01.01.2008-31.03.2008	01.01.2009-31.03.2009	01.01.2008-31.03.2008
Profit for the period	**219,468**	**30,001**	**218,808**	**108,609**
Other Comprehensive income / (loss) for the period				
Loss from fair value available for sale valuation	(4,230)	(18,239)	(4,230)	(18,239)
Other Comprehensive income / (loss) for the period, after tax	(4,230)	(18,239)	(4,230)	(18,239)
Total Comprehensive income / (loss) after tax	**215,238**	**11,762**	**214,578**	**90,370**

The accompanying notes are an integral part of these interim consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED CONSOLIDATED AND SEPARATE BALANCE SHEETS
AS OF MARCH 31, 2009
(All amounts in thousands of Euro- except share and per share data)

	GROUP		PARENT COMPANY	
	31.03.2009	**31.12.2008**	**31.03.2009**	**31.12.2008**
ASSETS				
Non – Current Assets:				
Property, plant and equipment, net	11,923,516	11,854,392	11,858,802	11,789,209
Software, net	9,417	5,870	9,319	5,801
Available for sale financial assets	19,027	23,256	19,027	23,256
Other non- current assets	20,737	21,067	85,516	86,240
Total non-current assets	**11,972,697**	**11,904,585**	**11,972,664**	**11,904,506**
Current Assets:				
Materials, spare parts and supplies, net	755,564	762,537	754,818	761,792
Trade and other receivables, net and other current assets	1,386,727	1,183,651	1,396,287	1,191,552
Cash and cash equivalents	86,947	103,450	82,302	100,391
Total Current Assets	**2,229,238**	**2,049,638**	**2,233,407**	**2,053,735**
Total Assets	**14,201,935**	**13,954,223**	**14,206,071**	**13,958,241**
EQUITY AND LIABILITIES				
EQUITY:				
Share capital	1,067,200	1,067,200	1,067,200	1,067,200
Share premium	106,679	106,679	106,679	106,679
Reversal of fixed assets' statutory revaluation surplus included in share capital	(947,342)	(947,342)	(947,342)	(947,342)
Revaluation surplus	4,256,570	4,256,570	4,230,543	4,230,543
Reserves	252,484	257,160	252,484	257,160
Retained earnings	460,567	241,099	486,514	267,707
Total Equity	**5,196,158**	**4,981,366**	**5,196,078**	**4,981,947**
Non-Current Liabilities:				
Interest bearing loans and borrowings	2,941,022	2,821,696	2,941,022	2,821,696
Provisions	466,898	466,260	466,898	466,260
Other non-current liabilities	2,735,334	2,633,148	2,733,111	2,631,077
Total Non-Current Liabilities	**6,143,254**	**5,921,104**	**6,141,031**	**5,919,033**
Current Liabilities:				
Trade and other payables and other current liabilities	1,248,724	1,202,234	1,257,969	1,208,758
Dividends payable	238	238	238	238
Short term borrowings	407,800	358,500	405,000	357,500
Current portion of interest bearing loans and borrowings	1,205,761	1,490,781	1,205,755	1,490,765
Total Current Liabilities	**2,862,523**	**3,051,753**	**2,868,962**	**3,057,261**
Total Liabilities and Equity	**14,201,935**	**13,954,223**	**14,206,071**	**13,958,241**

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.

INTERIM CONDENSED CONSOLIDATED CHANGES IN EQUITY FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2009

(All amounts in thousands of Euro- except share and per share data)

	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Revaluation Gains	Other Reserves: Marketable Securities Valuation Surplus	Other Reserves: Tax- Free and other Reserves	Other Reserves: Reserves Total	Retained Earnings /Accumulated Deficit	Total Equity
Balance, December 31, 2007	1,067,200	106,679	45,628	4,175,422	(947,342)	53,641	208,433	262,074	570,240	5,279,901
Valuation of marketable securities	-	-	-	-	-	(18,239)	-	(18,239)	-	(18,239)
Total income for the period recognized directly in equity	-	-	-	-	-	(18,239)	-	(18,239)	-	(18,239)
Net Income for the period	-	-	-	-	-	-	-	-	30,001	30,001
Total income and expense recognized for the period						(18,239)	-	(18,239)	30,001	11,762
Transfers	-	-	4,052	-	-	-	-	-	(4,052)	-
Other	-	-	-	-	-	-	-	-	(8)	(8)
Balance March 31, 2008	1,067,200	106,679	49,680	4,175,422	(947,342)	35,402	208,433	243,835	596,181	5,291,655
Balance, December 31, 2008	1,067,200	106,679	45,628	4,256,570	(947,342)	3,099	208,433	211,532	241,099	4,981,366
Valuation of marketable securities	-	-	-	-	-	(4,230)	-	(4,230)	-	(4,230)
Total income for the period recognized directly in equity	-	-	-	-	-	(4,230)	-	(4,230)	-	(4,230)
Net Income for the period	-	-	-	-	-	-	-	-	219,468	219,468
Total income and expense recognized for the period	-	-	-	-	-	(4,230)	-	(4,230)	219,468	215,238
Transfers	-	-	-	-	-	-	(445)	(445)	-	(445)
Other	-	-	-	-	-	(1)	-	(1)	-	(1)
Balance March 31, 2009	1,067,200	106,679	45,628	4,256,570	(947,342)	(1,132)	207,988	206,856	460,567	5,196,158

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.

INTERIM CONDENSED SEPARATE CHANGES IN EQUITY FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2009

(All amounts in thousands of Euro- except share and per share data)

						Other Reserves				
	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Revaluation Gains	Marketable Securities Valuation Surplus	Tax- Free and other Reserves	Reserves Total	Retained Earnings /Accumulated Deficit	Total Equity
Balance, December 31, 2007	1,067,200	106,679	45,628	4,150,222	(947,342)	53,641	208,433	262,074	523,827	5,208,288
Valuation of marketable securities	-	-	-	-	-	(18,239)	-	(18,239)	-	(18,239)
Total income for the period recognized directly in equity	-	-	-	-	-	(18,239)	-	(18,239)	-	(18,239)
Net Income for the period	-	-	-	-	-	-	-	-	108,609	108,609
Total income and expense recognized for the period						(18,239)	-	(18,239)	108,609	90,370
Transfers	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	1	1
Balance March 31, 2008	1,067,200	106,679	45,628	4,150,222	(947,342)	35,402	208,433	243,835	632,437	5,298,659
Balance, December 31, 2008	1,067,200	106,679	45,628	4,230,543	(947,342)	3,099	208,433	211,532	267,707	4,981,947
Valuation of marketable securities	-	-	-	-	-	(4,230)	-	(4,230)	-	(4,230)
Total income for the period recognized directly in equity	-	-	-	-	-	(4,230)	-	(4,230)	-	(4,230)
Net Income for the period	-	-	-	-	-	-	-	-	218,808	218,808
Total income and expense recognized for the period	-	-	-	-	-	(4,230)	-	(4,230)	218,808	214,578
Transfers	-	-	-	-	-	-	(445)	(445)	-	(445)
Other	-	-	-	-	-	(1)	-	(1)	(1)	(2)
Balance March 31, 2009	1,067,200	106,679	45,628	4,230,543	(947,342)	(1,132)	207,988	206,856	486,514	5,196,078

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

PUBLIC POWER CORPORATION S.A.
INTERIM CONDENSED CONSOLIDATED AND SEPARATE STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2009
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
AS ADOPTED BY THE EUROPEAN UNION
(All amounts in thousands of Euro)

	GROUP		PARENT COMPANY	
	01.01.2009 – 31.03.2009	01.01.2008 – 31.03.2008	01.01.2009 – 31.03.2009	01.01.2008 – 31.03.2008
Cash flows from operating activities				
Profit before tax from continuing operations	292,698	34,298	291,871	113,346
Adjustments:				
Depreciation and amortization	148,675	141,939	147,339	140,648
Amortization of customers' contributions and subsidies	(17,731)	(16,370)	(17,628)	(16,267)
Interest expense	46,909	48,440	46,909	48,439
Other adjustments	6,036	29,278	5,397	27,248
Changes in assets	(255,384)	(301,742)	(255,434)	(365,413)
Changes in liabilities	119,071	33,186	121,538	34,194
Net Cash from Operating Activities	340,274	(30,971)	339,992	(17,805)
Cash Flows from Investing Activities				
Capital expenditure/ (disposal) of fixed assets and software	(214,472)	(158,459)	(214,199)	(156,867)
Proceeds from customers' contributions and subsidies	42,271	35,757	42,271	35,757
Interest and dividends received	5,013	7,400	5,236	5,696
Investments	-	-	-	62,174
Net Cash used in Investing Activities	(167,188)	(115,302)	(166,692)	(53,240)
Cash Flows from Financing Activities				
Net change in short term borrowings	49,300	8,900	47,500	8,900
Proceeds from interest bearing loans and borrowings	460,000	265,000	460,000	265,000
Principal payments of interest bearing loans and borrowing	(625,091)	(117,804)	(625,091)	(117,804)
Interest paid	(73,798)	(61,922)	(73,798)	(61,921)
Dividends paid	-	(2)	-	(2)
Net Cash used in Financing Activities	(189,589)	94,172	(191,389)	94,173
Net increase/(decrease) in cash and cash equivalents	(16,503)	(52,101)	(18,089)	23,128
Cash and cash equivalents at beginning of the period	103,450	196,541	100,391	28,290
Cash and cash equivalents at the end of the period	86,947	144,440	82,302	51,418

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements.

Index

(All amounts in thousands of Euro, unless otherwise stated)

1. CORPORATE INFORMATION

Public Power Corporation S.A. ("PPC" or the "Parent Company") was established in 1950 in Greece for an unlimited duration as a State owned and managed corporation for electricity generation, transmission and distribution throughout Greece. In 1999, the Hellenic Republic enacted Law 2773/1999 ("the Liberalization Law"), which provided for, among other provisions, the transformation of PPC into a société anonyme. PPC's transformation to a société anonyme was effected on January 1, 2001, by virtue of Presidential Decree 333/2000 and its duration was set for 100 years. Effective December 2001, PPC's shares are listed on the Athens and the London Stock Exchanges.
The accompanying financial statements include the separate financial statements of PPC and the consolidated financial statements of PPC and its subsidiaries ("the Group").
PPC headquarters are located at 30, Chalkokondili Street, Athens, 104 32 Greece. At March 31, 2009 and 2008, the number of staff employed by the Group was approximately 23,454 and 24,332, respectively, excluding employees engaged in Hellenic Electricity Transmission System Operator ("HTSO").
At March 31, 2009 and 2008, 243 and 236 employees, respectively have been transferred to several State agencies (ministries, organizations, etc.) out of which, 187 and 186 were compensated by PPC. The total payroll cost of such employees amounted to Euro 2,093 and Euro 1,754 for the three month period ended March 31, 2009 and 2008, respectively.
As a vertically integrated electric utility, PPC generates electricity in its own 67 power generating stations (32 additional stations were transferred to PPC Renewables, through the spin off procedure in 2007), facilitates the transmission of electricity through approximately 12,022 kilometres of high voltage power lines and distributes electricity to consumers through approximately 219,000 kilometres of distribution network.
Lignite for PPC's lignite-fired power stations is extracted mainly from its own lignite mines.
PPC has also constructed approximately 1,900 kilometres of fibre-optic network along its transmission lines, almost 200 kilometres of urban underground fibre optics network and almost 17 kilometres of underwater fibre optics network.

2. CHANGES IN LEGAL FRAMEWORK

Provisions of Law 3734/2009

With the provisions of Law 3734/2009, Greek legislation is harmonized with the Directive 2004/8/EC of the European Parliament and of the Council related to the promotion of energy cogeneration and the modification of Directive 92/42/EEC and is supplemented by the legal framework for the promotion of two or more useful forms of energy cogeneration. The basic provisions of Law 3743/2009 regarding PPC are:

- Regulation of issues related to the expropriation and relocation that concern the hydroelectric project of Mesochora.
- Regulation of issues related to power production from Renewable Energy Sources, specifically issues related to photovoltaic units and issues related to the connection of power production units from Renewable Energy Sources.
- It is granted to PPC a power production license to renew and replace old units with new technology units, without voltage limitation.
- From hereafter the pending applications that PPC has submitted according to Law 3175/2003 and Law 3587/2007 are under the regulations of this Law.

2. CHANGES IN LEGAL FRAMEWORK (continue)

- The validity of the Temporary Integrated Production License that was granted according to Law 2941/2001 to PPC units, referring to Law 2773/1999 and is included in the Integrated Production License of PPC, is extended until December 31, 2013.
- At the PPCs' units that have granted production licenses from January 24, 2002 until the appliance of this Law, it is granted a Temporary Production License until December 31, 2013, according to paragraph 5 of article 8 of Law 2941/2001.
- The abovementioned regulations have effect in all PPC units that have been transferred to the subsidiary company "PPC Renewables S.A.".

3. BASIS OF PRESENTATION FOR THE INTERIM CONDENSED FINANCIAL STATEMENTS

3.1. BASIS OF PREPARATION

(a) ***Basis of preparation of financial statements:*** The accompanying interim condensed consolidated and separate financial statements ("financial statements") for the three month period ended March 31, 2009 have been prepared in accordance with IAS 34 "Interim Financial Reporting" which defines the form and the content of the interim financial statements. The accompanying financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the latest annual financial statements as at December 31, 2008 made publicly available.

The accompanying financial statements have been prepared under the historical cost convention except for certain assets that have been measured at fair value, assuming that PPC and its subsidiaries will continue as a going concern and are presented in thousands of Euro and all amounts are rounded to the nearest thousand, except when otherwise indicated.

(b) ***Approval of Financial Statements***: The Board of Directors approved the financial statements for the three month period ended March 31, 2009, on May 19th, 2009.

3.2. ACCOUNTING POLICIES

The accounting policies applied to the financial statements are consistent to those applied to the annual separate and consolidated financial statements for the year ended December 31, 2008, except the adoption of the following new standards and interpretations that are effective from January 1st 2009:

- **IFRIC 13, "Customer Loyalty Programmes":** this interpretation is not applicable on the Group's operations.
- **IFRIC 15, "Agreements for the Construction of Real Estate":** this interpretation is not applicable on the Group's operations.
- **IFRIC 16, "Hedges of a Net Investment in a foreign operation":** this interpretation has no impact on the financial statements of the Group.
- **Amendments to IFRS 1 "First-time Adoption of International Financial Reporting Standards" and IAS 27 "Consolidated and Separate Financial Statements":** this interpretation is not applicable on the Group's operations.
- **IFRS 2, "Share-based Payments" (Amended):** this Interpretation has no impact on the financial statements.

(All amounts in thousands of Euro, unless otherwise stated)

3.2. ACCOUNTING POLICIES (continue)

- **IFRS 8, "Operating Segments":** This IFRS has no impact in the reporting presented in the financial statements, due to the fact that PPC already presents the operating segments based on the regulatory demands of the energy market in Greece that cover the requirements of this IFRS.
- **IAS 1, "Presentation of Financial Statements" (Revised):** IAS 1 has been revised to enhance the usefulness of information presented in the financial statements. Of the main revisions are: the requirement that the statement of changes in equity includes only transactions with shareholders; the introduction of a new statement of comprehensive income that combines all items of income and expense recognised in profit or loss together with "other comprehensive income"; and the requirement to present restatements of financial statements or retrospective application of a new accounting policy as at the beginning of the earliest comparative period, i.e. a third column on the statement of financial position. The Group has made the necessary changes to the presentation of its current financial statements and elected to present comprehensive income in a separate statement.
- **IAS 32 and IAS 1, "Puttable Financial Instruments" (Amended):** These amendments are not applicable on the financial statements.
- **IAS 39 "Financial Instruments: Recognition and Measurement" – Eligible Hedged Items:** the amendment has no impact on the financial statements as the Group has not entered into any related hedges.
- **IAS 23, "Borrowing Costs" (Revised):** The benchmark treatment in the previous standard of expensing all borrowing costs to the income statement has been eliminated in the case of qualifying assets. All borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset must be capitalised. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. In accordance with the transitional requirements of the Standard, the Group adopted this as a prospective change. The impact of this IAS is not substantial. No changes have been made for borrowing costs incurred prior to January 1, 2009 that have been expensed.
- **IAS 39, "Financial Instruments: Recognition and Measurement" and IFRS 7 "Financial Instruments: Disclosures; Reclassification of Financial Assets":** the amendment has no impact on the financial statements as the Group has not entered into any reclassifications of financial assets.

4. SEASONALITY OF OPERATIONS

The Company's operations are subject to seasonality due to the increased demand for electricity during the summer and winter months, a trend which is not reflected in its operating results as these are affected by external factors (fuel prices, hydrological conditions etc.).

5. INVESTMENTS IN SUBSIDIARIES

The direct subsidiaries of PPC are as follows:

	Group		Company	
	31.03.2009	**31.12.2008**	**31.03.2009**	**31.12.2008**
PPC Telecommunications S.A.	-	-	4,441	4,441
PPC Rhodes S.A.	-	-	838	838
PPC Renewables S.A.	-	-	70,482	70,482
Total	-	-	**75,761**	**75,761**

(All amounts in thousands of Euro, unless otherwise stated)

5. INVESTMENTS IN SUBSIDIARIES (continue)

The consolidated financial statements include the financial statements of PPC and the subsidiaries listed bellow:

Name	Ownership Interest		Country of Incorporation and activity	Establishment Year	Principal Activities
	31.03.09	2008			
PPC Renewables S.A.	100%	100%	Greece	1998	Engineering, consulting, technical and commercial services
PPC Rhodes S.A.	100%	100%	Greece	1999	Engineering, construction and operation of a power plant
PPC Telecommunications S.A.	100%	100%	Greece	2000	Telecommunication services
Arkadikos Ilios Ena S.A.	100%	100%	Greece	2007	Renewable Energy Sources
Arkadikos Ilios Dio S.A.	100%	100%	Greece	2007	Renewable Energy Sources
Iliako Velos Ena S.A.	100%	100%	Greece	2007	Renewable Energy Sources
Iliako Velos Dio S.A.	100%	100%	Greece	2007	Renewable Energy Sources
Solarlab S.A.	100%	100%	Greece	2007	Renewable Energy Sources
Iliaka Parka Ditikis Makedonias Ena S.A.	100%	100%	Greece	2007	Renewable Energy Sources
Iliaka Parka Ditikis Makedonias Dio S.A.	100%	100%	Greece	2007	Renewable Energy Sources

In June 2006, the Annual Shareholders' General Assembly for PPC Rhodes S.A.decided to dissolve the aforementioned company and to initiate the appropriate procedures on July 1, 2006, according to national commerce law. The process is yet to be completed.
On March 12, 2008 PPC Telecommunications' General Assembly decided to proceed to a decrease in its share capital, which amounted to Euro 62,173.
In March 2008, the Parent Company as the only shareholder of the subsidiary PPC Telecommunications S.A., decided a partial reduction and the equal return of the share capital amounted to Euro 62,173, which was paid in April 2008. Also, in 2008, the Parent Company received dividends from the subsidiary company PPC Telecommunications S.A. amounted 76,992.

6. INVESTMENTS IN ASSOCIATES

	Group		Company	
	31.03.09	31.12.08	31.03.09	31.12.08
LARCO S.A.	-	-	-	-
PPC Renewables ROKAS S.A.	1,374	1,278	-	-
PPC Renewables TERNA Energiaki S.A.	1,203	893	-	-
PPC Renewables NANKO Energy – MYHE Gitani S.A.	2,211	2,062	-	-
PPC Renewables MEK Energiaki S.A.	969	892	-	-
PPC Renewables ELTEV AIFOROS S.A.	958	958	-	-
PPC Renewables EDF EN GREECE S.A.	5,731	5,762	-	-
Good Works S.A.	151	153	-	-
Aioliko Parko LOYKO S.A.	23	24	-	-
Aioliko Parko MAMBO BIGLIES S.A.	23	24	-	-
Aioliko Parko KILIZA S.A.	23	24	-	-
Aioliko Parko LEFKIVARI A.E.	23	24	-	-
Aioliko Parko AGIOS ONOUFRIOS S.A.	23	24		-
	12,712	12,118		-

(All amounts in thousands of Euro, unless otherwise stated)

6. INVESTMENTS IN ASSOCIATES (continue)

Data concerning the above mentioned associates as well as the Group's ownership interest in them as at March 31, 2009 and December 31, 2008 are as follows:

Name		Ownership Interest 31.03.09	Ownership Interest 31.12.08	Country of Incorporation	Establishment date/ possession	Principal Activities
Larco S.A.		28.56%	28.56%	Greece		Metallurgical
PPC Renewables ROKAS S.A.		49.00%	49.00%	Greece	2000	Renewable energy sources
PPC Renewables TERNA Energiaki S.A.		49.00%	49.00%	Greece	2000	Renewable energy sources
PPC Renewables NANKO Energy – MYHE Gitani S.A..		49.00%	49.00%	Greece	2000	Renewable energy sources
PPC Renewables MEK Energiaki S.A.		49.00%	49.00%	Greece	2001	Renewable energy sources
PPC Renewables ELTEVAIFOROS S.A.		49.00%	49.00%	Greece	2004	Renewable energy sources
PPC Renewables EDF EN GREECE S.A.		49.00%	49.00%	Greece	2007	Renewable energy sources
EEN VOIOTIA S.A.	1	46.60%	46.60%	Greece	2007	Renewable energy sources
Good Works S.A.		49.00%	49.00%	Greece	2005	Renewable energy sources
ORION ENERGIAKI S.A.	2	49.00%	49.00%	Greece	2007	Renewable energy sources
ASTREOS ENERGIAKI S.A.	2	49.00%	49.00%	Greece	2007	Renewable energy sources
PHOIBE ENERGIAKH S.A.	2	49.00%	49.00%	Greece	2007	Renewable energy sources
IAPETOS ENERGIAKI S.A.	2	49.00%	49.00%	Greece	2007	Renewable energy sources
Aioliko Parko LOYKO S.A.		49.00%	49.00%	Greece	2008	Renewable energy sources
Aioliko Parko MAMBO BIGLIES S.A.		49.00%	49.00%	Greece	2008	Renewable energy sources
Aioliko Parko KILIZA S.A.		49.00%	49.00%	Greece	2008	Renewable energy sources
Aioliko Parko LEFKIVARI A.E.		49.00%	49.00%	Greece	2008	Renewable energy sources
Aioliko Parko AGIOS ONOUFRIOS S.A.		49.00%	49.00%	Greece	2008	Renewable energy sources

1. It is consolidated from the associate company PPC Renewables EDF EN GREECE S.A. as it participates by 95% in its share capital.
2. They are consolidated by the associate company Good Works S.A. as they participate by 100% in their share capital.

In December 2007, the sale of associate Wind – PPC Holding N.V. was completed. That transaction resulted in a profit of Euro 165 million which was charged in the Group's results of year 2007. In the 1st Quarter 2008, PPC Telecommunications distributed dividends that amounted to Euro 77 million, approximately, and which is charged in the Parent Company's results.

The share of profit in associated companies of € 0.5 m in 1Q 2009, refers to PPCs' RENEWABLES participation in associated companies (€ 0.6 m profit) and to SENCAP SA. – PPC' s joint venture with Contour Global – (€ 0.1 m loss).

In 1Q 2008 the share of loss in associated companies includes also the impact (€ 3.4m loss) of PPC's participation in LARCO in which PPC holds a 28.6% stake. In 1Q 2009 there is no corresponding magnitude since in the fiscal year ended in December 31, 2008 PPC's participation in LARCO was fully impaired.

7. INVESTMENTS IN JOINT VENTURES

In October of 2006, the Parent Company together with Contour Global LLP (a US holding company), established a 50% jointly controlled entity named SENCAP S.A. ("SENCAP" - a holding entity) whose objective is the ownership, investment, operation, development and management of energy sector projects, including exploitation of mineral rights, the procurement and trading of fuel, minerals and other materials in South East Europe, Italy, Turkey, and selectively in the Mediterranean area. The initial share capital of SENCAP was set at Euro 60, paid by both parties within 2006. In accordance with the shareholders' agreement signed between PPC and Contour Global LLP, each partner could be invited to contribute an amount of up to Euro 300 million within the forthcoming five years in order for SENCAP to be able to finance its investment opportunities.

(All amounts in thousands of Euro, unless otherwise stated)

7. INVESTMENTS IN JOINT VENTURES (continue)

During 2007,

- SENCAP realized two share capital increases by an amount of Euro 5,080,000 which was paid in full, by both parties.
- both parties agreed the participation of the European Bank of Reconstruction and Development (EBRD) in the share capital of SENCAP, by a percentage of 10%. Even though the first agreement was signed in 2007, EBRD's participation in SENCAP's share capital has not been realized after EBRD's decision, which was notified at SENCAP on 16/10/08.
- the Parent Company's Board of Directors has approved the terms and conditions for the participation of the International Finance Corporation (IFC), a subsidiary of the World Bank, in the share capital of SENCAP. The relevant agreement with IFC is cancelled, due to potential conflict of interest in some projects.

At March 31, 2009 PPC's share in assets, liabilities, income and expenses of SENCAP was as follows:

	March 31 2009	December 31 2008
Assets	346	312
Liabilities	(99)	(172)
Equity	(247)	(140)
Income	-	-
Loss after taxes	(107)	(1,228)

8. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

PPC balances with its subsidiaries and its associates as of March 31, 2009 and December 31, 2008 are as follows:

	March 31, 2009		December 31, 2008	
	Receivable	Payable	Receivable	Payable
Subsidiaries				
- PPC Telecommunications S.A.	131	-	122	-
- PPC Renewables S.A.	19,536	(12,290)	17,112	(8,736)
- PPC Rhodes S.A.	29	-	33	-
- Arkadikos Ilios Ena S.A.	53	-	35	-
- Arkadikos Ilios Dio S.A.	14	-	9	-
	19,763	(12,290)	17,311	(8,736)
Associates				
PPC Renewables ROKAS S.A.	-	(135)	-	(195)
PPC Renewables TERNA Energiaki S.A.	-	-	-	-
PPC Renewables NANKO Energy – MYHE Gitani S.A.	-	-	-	-
PPC Renewables MEK Energiaki S.A.	-	-	-	-
EEN VOIOTIA S.A.	-	(2,550)	-	(2,550)
- Tellas	-	-	-	-
- Larco (energy and ash)	21,865	-	24,924	-
- Sencap	137	-	137	-
	22,002	(2,685)	25,061	(2,745)
Other				
- HTSO	329,208	(366,777)	548,834	(617,820)
	329,208	(366,777)	548,834	(617,820)

PPC's transactions with its subsidiaries and its associates for the period ended March 31, 2009 and 2008 are as follows:

(All amounts in thousands of Euro, unless otherwise stated)

8. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (continue)

	31.03.2009		31.03.2008	
	Invoiced to	Invoiced from	Invoiced to	Invoiced from
Subsidiaries				
- PPC Telecommunications S.A.	9	-	9	-
- PPC Renewables S.A.	1,558	(4,233)	14	-
- PPC Rhodes S.A.	1	-	2	-
- Arkadikos Ilios Ena S.A.	19	-	-	-
- Arkadikos Ilios Dio S.A.	5	-	-	-
	1,592	(4,233)	25	-
Associates				
PPC Renewables ROKAS S.A.	-	(450)	-	-
PPC Renewables TERNA Energiaki S.A.	-	-	-	-
PPC Renewables NANKO Energy – MYHE Gitani S.A.	-	-	-	-
PPC Renewables MEK Energiaki S.A.	-	-	-	-
EEN VOIOTIA S.A.	-	-	464	-
- Tellas	-	-	-	-
- Larco (energy and ash)	729	(1,238)	18,116	(1,347)
- Sencap	-	-	-	-
	729	(1,688)	18,580	(1,347)
Other				
- HTSO				
- Use of the transmission system	68,013	-	81,364	-
- Fees for seconded staff	3,440	-	3,033	-
- Access to and operation of transmission system	-	(78,705)	-	(89,149)
- Energy purchases	-	(61,206)	-	(156,051)
- Other services rendered	5,211	-	6,098	-
	76,664	(139,911)	90,495	(245,200)

Procurement of lignite from LARKO S.A.: On August 24, 2007 the Parent Company signed a contract for the procurement of lignite from LARKO S.A. for a total amount of 1.2 million tones (with a right of 15% increase) for a period of four years and a total amount of Euro 25.8 million. Given the fact that at the time of signing the contract LARKO S.A. had outstanding payables of an equal amount to PPC from the supply of electricity, payments for the procurement of lignite will be settled against the abovementioned receivable from LARKO S.A. PPC had made a provision for the abovementioned receivables, which was reversed in 2007, due to the fact that the collection of the amount was secured not only by the abovementioned contract, but also by a guarantee bond that LARCO S.A. raised in favor of PPC, covering the total duration of the contract and the total contractual amount. The value of PPC's lignite procurement based on this contract, for the year 2008, amounted Euro 7.9m (2007: Euro 1.3m). In December 2008, LARCO S.A. interrupted the supply of lignite stating that bad weather did not allow the Mine to operate. LARCO S.A. stated its intention to continue the deliveries of lignite as soon as the damages were restored and not later than the end of March 2009. But the deliveries did not start due to the fact that the mine is closed until the environmental permits are approved.

Transactions and balances with other government owned entities: The following table presents purchases and balances with government owned entities Hellenic Petroleum ("ELPE") and National Gas Company ("DEPA"), which are PPC's liquid fuel and natural gas suppliers, respectively.

	March 31, 2009		March 31, 2008	
	Purchases	Balance	Purchases	Balance
ELPE, purchases of liquid fuel	27	12.077	106,433	23,805
DEPA, purchases of natural gas	136.745	35.196	193,198	67,076
	136.772	47.273	299,631	90,881

Further to the above, PPC enters into transactions with many government owned profit oriented entities within its normal course of business (sale of electricity, services received, etc.). All transactions with government owned entities are performed at arm's length terms.

(All amounts in thousands of Euro, unless otherwise stated)

8. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (continue)

Management compensation: Fees concerning management members (Board of Directors and General Managers) for the three month period ended March 31, 2009 and 2008, have as follows:

	GROUP		COMPANY	
	31.03.09	31.03.08	31.03.09	31.03.08
Compensation of members of the Board of Directors				
- Executive members of the Board of Directors	93	190	43	110
- Non-executive members of the Board of Directors	89	49	50	48
- Compensation / Extra fees	-	-	-	-
- Contribution to defined contribution plans	-	-	-	-
- Other Benefits	1	-	1	-
	183	**239**	**94**	**158**
Compensation of Vice Managing Directors and General Managers				
- Regular compensation	359	280	359	280
- Contribution to defined contribution plans	47	32	47	32
- Compensation / Extra fees	-	-	-	-
	406	**312**	**406**	**312**
Total	**589**	**551**	**500**	**470**

Compensation to members of the Board of Directors does not include standard payroll, paid to representatives of employees that participate in the Parent Company's Board of Directors and related contributions to social security funds. Also, it does not include the electricity benefit based on the PPC personnel invoice to the Board of Director members, the Vice Managing Directors and the General Managers.

9. DIVIDENDS

Due to the fact that the year 2008 had loss, there will be no dividend distribution.

10. LOAN AGREEMENTS – REPAYMENTS

Within the three month period ended March 31, 2009 the Parent Company issued six bond series for a total amount of Euro 460 million repayable within the period 2010-2012, bearing interest at EURIBOR plus a margin and proceeded to the renewal of a bond of an amount of Euro 70 million with an annual initial duration.

Furthermore, the Board of Directors of the Parent Company has approved the issue of bonds of an amount of Euro 525 million. For the first time the Parent Company has included in some loan agreements financial and other covenants (besides ownership) which may lead to default or the increase of borrowing cost (downgrade of its rating, obligation to retain the following ratios in certain levels: i) EBITDA/Interest higher than 2, ii) Liabilities/Equity below 2 and iii) Net Debt/Tangible Assets and Investments in Joint Ventures and Associates below 2).

(All amounts in thousands of Euro, unless otherwise stated)

10. LOAN AGREEMENTS – REPAYMENTS (continue)

At March 31, 2009 the available committed credit lines of the overdraft facilities amounted to Euro 405 million. At March 31, 2009, the unused portion of all overdraft committed facilities of the Parent Company was zero.

The loan repayments for the three month period ended March 31, 2009 amounted to Euro 625 million including the bullet redemption of a Eurobond of an amount of Euro 500 million in March 2009.

11. COMMITMENTS AND CONTINGENCIES

Ownership of Property
According to a study performed by an independent law firm, major matters relating to the ownership of PPC's assets, are as follows:

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all property is legally owned, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in PPC's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. This process is not yet finalised.
2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.
3. Agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will be transferred to the State at no charge, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, if such land is no longer needed by PPC S.A. for the fulfilment of its purposes.

Litigation and Claims
The Group is a defendant in several legal proceedings arising from its operations. The total amount claimed as at March 31, 2009 amounts to approximately, Euro 650 million, as further analysed below:

1. Cl*aims with contractors, suppliers and other claims:* A number of contractors and suppliers have raised claims against the Company, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately Euro 358 million. In most cases the Group has raised counter claims, which are not reflected in the accounting records until the time of collection.

2. *Fire incidents*: A number of individuals have raised claims against the Company for damages incurred as a result of alleged electricity-generated fires. The total amount involved is approximately Euro 43 million.

3. *Claims by employees:* Employees are claiming the amount of Euro 168 million, for allowances and other benefits that according to the employees should have been paid by PPC.

4. *Litigation with PPC Personnel Insurance Organization (PPC-PIO) (in Greek it is "OAP-DEI" i.e. PPC's Social Security Fund):* Until December 31, 2008, the PPC Personnel Insurance Organization ("PPC PIO") had filed, before the courts, seven (7) lawsuits against PPC, claiming an amount in total of Euro 86,060 and , aiming to: a) obtain the ownership of a building sold by PPC in 1999 for a consideration amounting to Euro 13,294, b) obtain the ownership of certain properties owned by

(All amounts in thousands of Euro, unless otherwise stated)

11. COMMITMENTS AND CONTINGENCIES (continue)

PPC and collect the rents earned by PPC over a specified period of time, at the amount of Euro 6,962 (three 3 actions), c) obtain the ownership of a building, of estimated value of Euro 8,000, d) be compensated for securities and shares which became property of PPC, and part of which has been sold, as well as for related dividends collected by PPC all for the amount of Euro 59,393 and e) to oblige PPC to render detailed accounts concerning management of bonds that PPC kept on behalf of PPC – PIO'. Cases described under (a) have been discussed before second instance courts, however PPC has filed a petition for review before the Supreme Court discussed in September 2008 and was remitted to the Plenary Session of the Supreme Court in January 2009, due to the importance of the case. It is noted that the recommendation in favour of PPC by the said Chamber of the Supreme Court it will be taken into account by the Plenary Session. Furthermore it should be noted that any ruling by the Plenary Session of the Supreme Court shall create a precedent in relation to all other pending cases with similar claims, (b) has already been discussed before first instance courts and the decision issuance process is on hold until the issuance of an irrevocable decision on case (a) above, (c) has been discussed before first instance courts and PPC has filed an appeal, discussed on September, 2008 with the decision still pending, (d) has been discussed before first instance courts, however the decision is still pending, and (e) the first instance court has been ruled against PPC, thus PPC has filed an appeal, discussed in September 2008 with the decision still pending.
For the above amounts the Group has established provisions, which at March 31, 2009 totalled approximately Euro 167 million.

Environmental Obligations

Key uncertainties that may influence the final level of environmental investment which the Group will be required to make over the forthcoming decade, include:

1. Following the issuance of Common Ministerial Decisions for all Hydroelectric Plants, only the environmental permits for Plastiras Plant and the national transmission network, for which the Environmental Impact Assessment Studies have already been submitted to the Ministry for the Environment, are still pending.

2. According to Greek Law 3481/2006, the environmental terms for the continuation, completion and operation of the projects of the Acheloos River Diversion Scheme to Thessaly were approved and their compliance is a prerequisite for the realisation of the projects and for which responsibility lies with the administrator for execution and operation. Public Works as well as PPC's projects that have been auctioned and constructed or are under construction and are related to projects of the Acheloos River Diversion Scheme to Thessaly and energy projects are allowed to operate or be completed according to the approved administration plan and the above-mentioned environmental terms. Under these terms, the continuation, completion and operation of the Messohora Power Plant are allowed. Based on the above-mentioned, the concessionaire of the contract for the vehicular communications has been given orders to continue with the project. The Works have been completed and the contract is in the phase of acceptance. On March 31, 2009, the accumulated amount of the Messochora Power Plant project amounted to Euro 278.6 million and it is estimated that until the completion of the project an amount of Euro 115 million will be required. In compliance with the Greek Law 3734/2009, all the special requirements concerning the realization of Messochora's project shall take effect. These refer to expropriations around Dam areas, the relocation of Pindeon residences and the corresponding compensations. All the above mentioned expropriations are declared as public utility, for reasons of great importance and their settlement will allow the execution and operation of Messochoras Power Plant project.

(All amounts in thousands of Euro, unless otherwise stated)

11. COMMITMENTS AND CONTINGENCIES (continue)

3. Under IPPC (Integrated Pollution Prevention and Control), the Best Available Techniques for Large Combustion Plants (with a capacity greater than 50 MW) have been defined on July 2006 at a European level. These may: (1) require additional to the already foreseen investments at PPC's larger thermal power plant stations, (2) reduce the hours of operation of its oil fired stations. In accordance with European Directive 2001/80/EC, a pollutants emission reduction plan for existing Large Combustion Plants has been approved by PPC's Board of Directors, and this includes, among others, the following measures:

   (i) Units I and II of Megalopolis A plant will enter the status of limited hours of operation (20,000 hours both of them as one installation) from January 1, 2008 until December 31, 2015 at the latest.
   (ii) Until the end of 2007, all measures for facing the operational problems of the flue gas desulphurisation plant in unit IV of Megalopolis plant should be completed.
   (iii) Until the end of 2007, all measures for the installation and continuous operation for the flue gas desulphurization plant in Unit III of Megalopolis plant should be completed.
   (iv) Until the end of 2007, all necessary modifications for using low sulphur heavy fuel oil, in all the existing oil fired plants included in the reduction plan, should be implemented.

   PPC's emission reduction plan was submitted to the authorities and has been incorporated in the national emission reduction plan of the country, according to the provisions of the aforementioned Directive.
   For the Linoperamata Steam Electric Station, the use of low sulphur heavy fuel oil has already started from January 1st, 2007.
   From October 2007, all oil fired plants which use heavy fuel oil, are supplied with low sulphur heavy fuel oil.
   The aforementioned measure (ii) was completed during the first semester of 2008, while the measure (iii) has been slightly delayed and its completion is expected during the second semester of 2009.
   The renewal of certain thermal power plants' environmental permits is expected, after the recent (August (2008) issue of the Common Ministerial Decision for the National Emissions Reduction Plan (Directive 2001/80/EC).
   In December 2007, a proposal for a new Industrial Emissions Directive amending IPPC and LCP Directives (COM 844 FINAL/2007L) was published by the European Commission. By the time the above directive is finalised, any required additional investments for existing Units will be assessed and redefined.

4. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large-scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the foreseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations and depots in the future.

5. PPC has undertaken limited studies on the presence of asbestos-containing materials at its premises. Upon submission by PPC of a full environmental impact assessment study, the Ministry of Environment issued in May 2004 the environmental permit for the construction and operation of an environmentally – controlled landfill site for the management and final disposal of asbestos containing construction materials existing in its premises located in Northern Greece.

(All amounts in thousands of Euro, unless otherwise stated)

11. COMMITMENTS AND CONTINGENCIES (continue)

6. During the operation of the Transmission Lines and Substations and Centers of Hyperhigh Voltage, there is no electromagnetic radiation, but two separate fields, the magnetic and the electric field. At places where the public or the Company's personnel might find themselves close to the above mentioned lines and substations, the values of those fields are substantially less than the limits. Those limits were established by the International Commission on Non Ionizing Radiation Protection (ICNIRP) in collaboration with the World Health Organization (WHO). The above mentioned limits have also been adopted by the European Union as well as the Greek Legislation with the common Ministerial Decision 3060/238. It must be noted though, that the limits stated in the above regulations for both electric and magnetic fields do not constitute dangerous values, but contain rather large safety factors, in order to cover for some vagueness due to the limited knowledge about both the magnetic and electric fields' influence in order to fulfil the requirement for the prevention of any adverse effects.

Tender for the Supply and installation of a 416,95 MW combined cycle natural gas fired power plant in Aliveri

After an international tender for the "Supply and installation of a 416.95 MW combined cycle natural gas fired power plant at Aliveri" was awarded to the successful bidder company (Metka S.A). The contract with the company was signed in October 2007. The contract price of the project is Euro 219 million and the contractual deadline for completion is 27 months after the contract is signed. Construction of the plant is delayed due to antiquities found on the construction site. The Common Ministerial Decision approving the environmental terms has been issued. The elaboration and approval of studies of the project and the delivery of electromechanical equipment on the site are in progress. There are ongoing discussions with the Contractor about the solution of economic subjects and technical modifications that have arisen. The Study of Treatment and Disposal of Industrial Waste Water was approved. The Folder of Building permission was submitted and the procedure for its publication is continued. The study of Delimitation and Regulation of an existing stream inside the Plant site was assigned to a Company. The installation license was issued by Ministry of Development. On January 13, 2009, the Public Power Corporation transmitted a request for modification of the Common Ministerial Decision Approval of Environmental Terms (modification for the Regulation of the stream). Completion of the procedure for obtaining the appropriate permits as well as the commencement of site works are expected in the second trimester of 2009.

Option for acquisition of DEPA shares

PPC's Board of Directors, on October 2, 2007 decided to move with exercising its option for acquisition of DEPA (the natural gas company) shares, which has been done through a contract, decision that has been announced, on January 7, 2008, to the Ministry of Economy.

PPC's Business Plan

PPC's Business Plan was presented to the investing community on November 18, 2008.

Complaint against the European Commission's decision regarding lignite extraction rights

On May 13th, 2008, PPC filed before the Court of First Instance of the European Communities (CFI), an application for annulment of the Commission's Decision of March 5th 2008 regarding the granting by the Hellenic Republic of lignite extraction rights to PPC, The Greek State has intervened before the aforementioned Court in favour of PPC, while two undertaking– competitors of PPC – have intervened in favour of the European Commission. On February 19, the Hellenic Republic submitted its Observations before the CFI. Consequently, on February 25 2009, a Commissioner's Letter was

(All amounts in thousands of Euro, unless otherwise stated)

11. COMMITMENTS AND CONTINGENCIES (continue)

addressed to the Hellenic Republic as well as PPC, by which it is made known that the set of measures to be adopted by the Republic must include, the concession through public tender procedures, as soon as possible, to enterprises with the exclusion of PPC, of the relevant lignite rights of the mines of Drama, Elassona, Vevi and Vegora, as well as the disposition of the related extracted amounts to third parties, excluding PPC (save for those cases where no valid offers have been submitted), and the abolishment of article 3 para 3 of Greek law 134/75 by which the relevant lignite extraction rights had been granted to PPC.
Finally, both the Hellenic Republic and PPC are requested by the said Letter of the Commission to submit their observations within the period of three (3) weeks. The said Letter, in case of Greece objection, is expected to be followed by the adoption of a (second) Commission Decision under Article 86 (3) of the EC Treaty.

Recourse filing and contract termination
The Parent Company's Board of Directors, at its meeting held on June 24th, 2008, has approved the filing of a recourse (automatic right for appeal) against the Ministerial Decision referring to the amendment of the electricity generation licences related to the electricity generation plants of "Alouminion of Greece". On July 30th, 2008, the Minister of Development decided to modify the electricity generation licences pertaining to "Alouminion of Greece". In October and November 2008, the Parent Company has terminated its contract with "Alouminion of Greece" dated 13.06.2008, for providing power under 150 KV according to Invoice A, a contract concluded and being in effect since March 7th, 2008. "Alouminion of Greece" has sought interim measures challenging PPC's contract termination. The aforementioned motion for interim measures was scheduled to be discussed before Athens First Instance Court on January 23rd, 2009, but Alouminion S.A. withdrew. After that, PPC is redefining its legal actions.

Tender for the supply and installation of a new combined cycle unit at Megalopoli
In April 2008, an international tender was announced for the "Study, supply, installation and putting in operation of a 750-835 MW combined cycle natural gas fired unit V in Megalopoli". The budgeted cost for the new thermal unit amounts to Euro 570 million with a delivery time of 34 months after the contract is signed. The original deadline for submitting offers expired in July 2008 and was given a two month extension which was also extended to November 25, 2008, when the offers of the four competitors were submitted. The Committee of Unsealing accepted all the bidders and transmitted the offers to the Committee of Evaluation on December 4, 2008. The completion of Evaluation and the assignment of the Project are expected in June 2009. The Preliminary Environmental Assessment-Evaluation of the Unit was issued by the Authorities and the Study for Environmental Impacts was submitted. The Preliminary Environmental Assessment of the works, concerning the Regulation of the stream inside the Plant site, was submitted.

Commission of study, procurement of equipment and construction of a "closed type" substation in Soroni, Rhodes
In June 2008, the Parent Company has concluded a tender regarding the project "Commission of study, procurement of equipment and construction of a "closed type" substation in Soroni, Rhodes" and awarded it to ABB, who offered the lowest price of Euro 12.3 million, approximately. The project is scheduled to complete in two phases. According to the timetable the building phase of the substation should be completed by April 2010, so the units generation will be energized for the summer of 2010. But, due to the delay of issuance of the building permit, originally was expected to be issued in March 2009, the building phase of the substation is estimated, if the permit is issued soon, in the second half of 2010.

(All amounts in thousands of Euro, unless otherwise stated)

11. COMMITMENTS AND CONTINGENCIES (continue)

International tender for the construction of the new lignite station in Florina
In July 2008, an international tender regarding the "Study, procurement, installation and putting in operation of the Steam – Electric Unit II in Meliti Power station, with a power of 420-450 MW, using pulvrized lignite as fuel and with the capability to provide thermal energy of 70 MW for District-heating" was announced. The budgeted cost for the new thermal unit was 675 million Euro. The new Unit will be fully equipped with modern and up-to-date antipollutive systems and with a provision of space for future installation of CO_2 emissions' capture system. The above mentioned project had been defined to be completed within 52 months, commencing with the signing of the contract. On December 1, 2008 Regulatory Authority of Energy transmitted positive opinion about determination of the terms and conditions of the permission for electricity production. The envelope to be submitted to Ministry of Environment and Public Works, for modification of Common Ministerial Decision Approval of Environmental Terms, is prepared. On February 18, 2009, the determined date of bids submission, no offer was submitted. The basic technical and commercial parameters of Project are in reconsideration, so that a new Inquiry shall be announced.

Collective Labor Agreement
On July 23, 2008 the new collective labor agreement has been signed between management and the employees union for the years 2008 -2009.

Tax unaudited years
In 2009 the tax audit of the Parent Company was completed for the years 2006 and 2007, which resulted to accounting differences of Euro 18 million approximately (income tax, VAT, withholding tax and any other tax obligation). An amount of Euro 1 million approximately was paid after the settlement against tax liabilities of the Greek State. Temporary results of the tax audit were issued until the final resolution of the tax problem with the energy sales invoice to PPC personnel.
Tax unaudited years:

Company	**Country**	Unaudited years
- PPC Parent Company	Greece	2008
- PPC Renewables S.A.	Greece	2007-2008
- PPC Rhodes S.A.	Greece	1999-2008
- PPC Telecommunications S.A.	Greece	2003-2008
- Arkadikos Ilios Ena S.A.	Greece	2007-2008
- Arkadikos Ilios Dio S.A.	Greece	2007-2008
- Hliako Velos Ena S.A.	Greece	2007-2008
- Hliako Velos Dio S.A.	Greece	2007-2008
- SOLARLAB S.A.	Greece	2007-2008
- Iliaka Parka Ditikis Makedonias Ena S.A.	Greece	2007-2008
- Iliaka Parka Ditikis Makedonias Dio S.A.	Greece	2007-2008

For the unaudited tax periods the Group establishes a provision on the basis of the findings of prior tax audits.

12. SUBSEQUENT EVENTS

Bond issues
During April of 2009 the Parent Company has proceeded to the issue of bonds of total amount Euro 340 million. Furthermore, the Board of Directors of the Parent Company approved the issue of bonds of total amount of Euro 1,020 million.

(All amounts in thousands of Euro, unless otherwise stated)

12. SUBSEQUENT EVENTS (continue)

Business Collaboration with URBASER

PPC and the Spanish company Urbaser agreed in April 2009 on an "MoU", providing for the development of projects in relation with Waste-to-Energy, the Waste Management sector in general, as well as urban and industrial Waste Water Treatment. The MoU has been signed by both parties on 02.04.09.

Approval of Business Collaboration with Restis Group

PPC and Restis Group of Companies recently agreed to sign an "MoU", for examining cooperation in the areas of:

- Development, construction and operation of lignite mines and lignite power plants in Montenegro,
- Joint participation in the tender launched by the government of Montenegro for the partial sale and share capital increase of the company "EPCG" (electric utility active in the generation, distribution and supply of energy),
- Development, construction and operation of RES projects in Greece and Southeast Europe.

Approval of Business Collaboration with Quantum Corporation Ltd and Bank of Cyprus

PPC agreed to sign an "MoU" with Bank of Cyprus and Quantum Corporation for studying the feasibility of the construction and operation of power plants in Bosnia-Herzegovina.

SENCAP's Share Capital Increase

The Board of Directors approved, on 28.04.09, PPC's participation in SENCAP's Share Capital Increase with the payment of € 195,000 within May 2009.
Moreover, in the same decision, the BoD approved the capitalization of SENCAP's accumulated liabilities towards PPC S.A., for services offered in the past, the value of which do not exceed the amount of € 150,000.

13. OTHER EVENTS

International tender for the construction of a diesel engine Power Plant 110-120MW in South Rodos of heavy fuel oil with low sulphur content

In the frame of Stage II of "Restricted Procedure", on June 6, 2008, 4 offers were submitted and their Technical Evaluation has been completed. On January 14, 2009 the unsealing of Economical Offers was realised. The project was assigned to the successful bidder company (TERNA S.A.) and the Contract price amounted to Euro 182.6 million. The signing of the related Contract is expected in May 2009. The issue of the Common Ministerial Decision for the Approval of the Environmental Terms is expected soon.

Approval of 2009 Budget

On February 2009 the Board of Directors approved the Parent Company's Budget for 2009. The budget assumptions for Brent oil and the $/€ exchange rate are $55/bbl and 1.25, respectively, whereas the key financial figures are forecasted to reach the following levels:
Revenues from energy sales: **€ 5,740 mln**
Expenses for liquid fuel, natural gas and energy purchases/imports: **€ 2,097 mln**
EBITDA: **€ 1,295 mln**
EBITDA margin: **21%**
EBT: **€ 531 mln**
Capital Expenditure: **€ 1,253 mln**
Target controllable cost saving: **€ 90 mln**

(All amounts in thousands of Euro, unless otherwise stated)

13. OTHER EVENTS (continue)

Target EBT (with cost saving): **€ 621 mln**
ROCE (pre-tax): **6.4%**
With respect to certain statistical data, it is forecasted that lignite extraction will reach 63.5 million tones and electricity production from lignite plants will reach 31 thousand GWh.
It is noted that the Company is subject to various risks, which, among other, relate to $/€ exchange rate, oil, natural gas and electricity prices as well as the price of CO2 emission rights that could cause actual results to differ materially from budgeted ones.

Customers' incentives:
In 2006, the Ministry of Development initiated a refund scheme to encourage the reduction of electricity consumption by residential customers. This policy applied and in 2007. This system has no impact in the financial statements of the 1st quarter 2009.

Common participation with ENEL SpA in Kosovo's tender: In November 2006, SENCAP signed an agreement with ENEL SpA, the Italian power company, to form a bidding consortium in order to commonly participate in a tender of the Ministry of Energy and Mines of Kosovo's Temporary Self Administration. The Ministry was seeking participation of competent private investors for the preliminary stage of the tender. A common expression of interest was filed in late November 2006. The project of the above mentioned tender consists of the following: a) construction of a new power generating station with an installed capacity up to 2,100 MW, approximately, b) development of a new lignite mine for the existing power generating stations, c) development of a new mine in order to supply new generating stations and d) upgrading of the existing power generating station. By late December 2006, Kosovo's Ministry of Energy and Mines announced that the bidding consortium formed by SENCAP and ENEL SpA was among the four competitors, out of ten, pre-selected, thus will proceed to the next stage of the tender. At the beginning of August 2007, the Project Steering Committee announced the engagement of an international firm of advisors for the transaction. According to the schedule recently released by the Steering Committee, it is projected that the bid competitors are going to be invited to participate in a Request for Proposals to be launched by the Ministry by 2nd quarter 2009. Since then the supervisory authority has not made any announcements for the aforementioned tender.

Approval of business collaboration with RWE
The Parent Company's Board of Directors, in its meeting dated April 22, 2008 has approved a business collaboration memorandum with RWE. The memorandum between PPC and RWE refers to the exploration of collaboration on the following:
a) the development in Porto Romano of Albania of a coal burning unit with a power of 500 – 800 MW. The collaboration memorandum anticipates that if the above mentioned investment is rated as viable, a new separate company will be formed in order to construct and operate the above mentioned station with RWE owning 51%, PPC 39% and TITAN 10% of its share capital. RWE and PPC signed the memorandum of understanding back in June 2008. The Albanian government initiated a short-listing procedure for the erection of this hard coal-fired power plant at the end of 2008. The consortium lead-managed by RWE participates in the first phase of this process and officially submitted, to the Albanian government, an application for the erection and operation of the power plant at the end of February 2009.
b) natural gas in Greece and
c) renewable energy sources. For the renewable energy sources projects the collaboration memorandum anticipates that RWE will hold 51% of the company's share capital while PPC Renewables S.A., PPC's wholly owned subsidiary will hold 49%.

(All amounts in thousands of Euro, unless otherwise stated)

13. OTHER EVENTS (continue)

Approval of business collaboration with "Halyvourgiki"

The Parent Company's Board of Directors, in its meeting dated April 3, 2008 has approved a business collaboration memorandum with Halyvourgiki. The memorandum between PPC and Halyvourgiki refers to the exploration of collaboration on the following: a) the construction and operation of two combined cycle natural gas fired units, with a power of 880 MW, in an area inside Halyvourgiki's infrastructure with both units embodying the best available environmentally friendly technology and b) the transformation of two existing power units with a total power of 100 MVA, in order to compensate for summer's peak demand. The business collaboration memorandum also anticipates the formation of an independent societe anonyme to undertake the above mentioned project with Halyvourgiki owning 51% of the company's capital share and PPC owning 49%.

On August 28, 2008 PPCs' Board of Directors approved the terms and conditions of the shareholders collaboration (PPC and HALYVOURGIKI S.A.), for the under formation societe anonyme company.

In October 2008, PPC's Board of Directors approved the appropriate actions for the inception of a separate societe anonyme, which will handle the aforementioned project with Halyvourgiki S.A holding 51% of its share capital and PPC 49%, as well as the payment of Euro 4,900 in order for PPC to participate to the new company's share capital.

PPC and Halyvourgiki signed the Shareholders' Agreement on 12.02.09 and agreed on the draft of the Articles of Association. Halyvourgiki S.A. will own 51% of the share capital of the joint venture and PPC will own 49%.

In February 12, 2009 PPC and HALYVOURGIKI S.A. filed a notification at the Independent Committee of Competition, for the formation of the aforementioned company.

Revision of PPC's outlook by rating houses

In March 2009 the rating house Standard and Poor's lowered PPC's credit rating to BBB- from BBB. The outlook is stable. The rating house Moody's announced that following the maturity of Euro 500 million Bond in March 2009, there is no additional rated debt outstanding at the company and no outstandingrating.

CO2 Emissions

In November 2007, PPC submitted 31 applications to the competent authority for the issuance of the emissions permits for its bound plants, concerning the period 2008-2012. In December 2007, the competent authority approved the submitted Monitoring Plans and issued the respective permits for the second trading period 2008-2012. In February 2009 the competent authority issued guidelines for the verification of the emissions reports of the year 2008.

The common ministerial decision 52115/2970/E103/2008 (Governmental Gazette 2575/B/19.12.2008) approved the Greek National Allocation Plan for the period 2008 – 2012. According to the final allocation, 44,2 Mt CO_2 allowances have been allocated to the 31 existing bound plants of PPC for 2008.

By the end of March 2009, the verification of the annual emissions reports by accredited third party verifiers was completed successfully and the reports were promptly submitted to the Competent Authority. The total verified emissions of all 31 bound plants of PPC for 2008 amount to 52,2 Mt CO_2. According to the final allocation of CO_2 emissions allowances and the final CO_2 emissions from the 31 bound plants of PPC for 2008 mentioned above, PPC exhibited a shortage of emissions allowances for 2008 in the range of 8,0 Mt CO_2. PPC's results will be burdened by the purchase of the corresponding emission allowances.

It should be noted that the shortage of emissions allowances for 2008 will be considered final only after the probable additional allocation of allowances to some new entrance units for 2008, but, in any case, no substantial changes are expected.

13. OTHER EVENTS (continue)

(All amounts in thousands of Euro, unless otherwise stated)

The CO_2 emissions of PPC's bound plants for the period 01.01.2009 – 31.03.2009 amounts to 12.6 Mt. According to recent projections, the CO_2 emissions for the remaining period 01.04.2009 – 31.12.2009 are estimated to 40 Mt, thus the total CO_2 emissions for 2009 are estimated to 52.6 Mt, approximately. It should be noted that the emissions of 2009 will be considered final by the end of March 2010, when the verification of the annual emissions reports by accredited third party verifiers is completed.

According to CMD 52115/2970/E103/2008 (Official Gazette/B/2575/ 19.12.2008) 44.2 Mt CO_2 allowances have been allocated to the 31 existing bound plants of PPC for 2009. According to the above, it is estimated that PPC will exhibit a shortage of emission allowances for 2009 amounting to 8.4 Mt CO_2, between those that are allocated according to the Greek National Allocation Plan and to the estimated actual emission, out of which 2 Mt correspond to the first quarter of 2009. The financial statements of the 1st Quarter 2009, have been impacted with an expense of € 20.9 m, for the coverage of the estimated CO_2 emission rights deficit, while the corresponding amount for the 1st Quarter 2008 was €23.5 m. The liability valuation with prices of 31/03/09 for the coverage of CO_2 emission right deficit for the prior year had a positive impact in the financial results of the quarter, amounted € 25.6 m. If the liability valuation had taken place with prices of 15/05/09, the abovementioned positive impact reduces by € 8.9 m, to € 16.7 m due to the price increase of CO_2 emission rights in the second quarter of 2009.

PPC RENEWABLE

Public Power Corporation Renewables S.A. (PPCR) enriched its project portfolio with new projects in the wind energy sector. PPCR announced the construction of nine (9) wind parks (W/P) with a total capacity of 35.1 MW on the 10th of February. The nine wind parks will be constructed all over the Greek islands and more precisely, in Crete (2 W/P), in Samos (2 W/P), in Paros, in Lesvos, in Rhodes, in Sifnos and in Limnos, with a total capital expenditure of € 60 mn. With these projects, PPCR supports the continuous development of Greece, with projects that promote the energy autonomy of these islands and at the same time contribute towards a cleaner and safer environment. EPC Contractor of the nine wind parks is ENERCON GmbH. The construction and the delivery of the wind parks from ENERCON to PPCR will be completed in 12 months for the projects in Rhodes, Paros, Lesvos and Sifnos and in 24 months for the projects in Crete, Limnos and Samos.

(All amounts in thousands of Euro, unless otherwise stated)

14. SEGMENT INFORMATION

	Mines		Generation		Transmission		Distribution		Supply		Eliminations		Total	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Revenues	**222,561**	**186,380**	**848,468**	**1,079,584**	**72,020**	**84,737**	**202,260**	**134,159**	**1,583,599**	**1,496,581**	**(1,433,063)**	**(1,570,972)**	**1,495,845**	**1,410,469**
Segment result/profit	18,102	13,913	70,943	15,968	30,414	58,150	56,454	21,013	169,576	(19,878)	-	-	345,489	89,166
Financial expenses													(53,278)	(51,218)
Share of gain/(loss) of associates													487	(3,650)
Income Tax													(73,230)	(4,297)
Net Profit													**219,468**	**30,001**
Inter segment costs	21,779	18,269	252,609	350,976	585	2,339	0	0	1,158,090	1,199,388	(1,433,063)	(1,570,972)	0	0

PUBLIC POWER CORPORATION S.A.

Reg. No : 47829/06/B/00/2

Chalkokondyli 30 - 104 32 Athens

FINANCIAL DATA AND INFORMATION FOR THE PERIOD

1 January 2009 - 31 March 2009

(In accordance with the Decision 4/507/28.04.2009 of the Hellenic Capital Market Commission)

The purpose of the following data is to provide users with general financial information about the financial condition and the results of operations of Public Power Corporation S.A. and PPC Group. Therefore, we recommend users that, before proceeding to any kind of investing activity or transaction with the Company, to access the company's web site where the financial statements and the auditor's review report, when is required are published.

Company's Web site : www.dei.gr
Date of approval of financial statements from the Board of Directors: May. 19 2009

DATA FROM STATEMENT OF FINANCIAL POSITION

Amounts in thousands of Euro

	GROUP		COMPANY	
ASSETS	31.03.2009	31.12.2008	31.03.2009	31.12.2008
Tangible assets	11.923.516	11.854.392	11.858.802	11.789.209
Intangible assets, net	9.417	5.870	9.319	5.801
Other non- current assets	20.737	21.067	85.516	86.240
Materials, spare parts and supplies	755.564	762.537	754.818	761.792
Trade receivables	1.117.297	865.179	1.117.301	865.179
Other current assets	269.430	318.472	278.986	326.373
Available for sale financial assets	19.027	23.256	19.027	23.256
Cash and cash equivalents	86.947	103.450	82.302	100.391
TOTAL ASSETS	14.201.935	13.954.223	14.206.071	13.958.241
EQUITY AND LIABILITIES				
Share capital	1.067.200	1.067.200	1.067.200	1.067.200
Other equity items	4.128.958	3.914.166	4.128.878	3.914.747
Equity attributable to shareholders of the parent (a)	5.196.158	4.981.366	5.196.078	4.981.947
Minority interests (b)	0	0	0	0
Total Equity (c) = (a) + (b)	5.196.158	4.981.366	5.196.078	4.981.947
Interest bearing loans and borrowings	2.941.022	2.821.696	2.941.022	2.821.696
Provisions / other non current liabilities	3.202.232	3.099.408	3.200.009	3.097.337
Short term borrowings	1.613.561	1.849.281	1.610.755	1.848.265
Other current liabilities	1.248.962	1.202.472	1.258.207	1.208.996
Total liabilities (d)	9.005.777	8.972.857	9.009.993	8.976.294
TOTAL EQUITY AND LIABILITIES (c) + (d)	14.201.935	13.954.223	14.206.071	13.958.241

DATA FROM STATEMENT OF CHANGES IN EQUITY

Amounts in thousands of Euro

	GROUP		COMPANY	
	31.03.2009	31.03.2008	31.03.2009	31.03.2008
Total equity at beginning of the period (01.01.2009 and 01.01.2008, respectively)	4.981.366	5.279.901	4.981.947	5.208.288
Total comprehensive income after tax	215.238	11.762	214.578	90.370
Other	(446)	(8)	(447)	1
Equity at the end of the period (31.03.2009 and 31.03.2008, respectively)	5.196.158	5.291.655	5.196.078	5.298.659

ADDITIONAL DATA AND INFORMATION

All amounts in thousands of Euro, unless otherwise stated

1. The Group's companies with their respective addresses and participation percentages, as well as their unaudited tax years, that are included in the consolidated financial statements are listed below:

Full consolidation method:

Company	% participation	Country of incorporation	Unaudited tax Years
PPC S.A.	Parent Company	Greece	2008
PPC Renewable Sources S.A.	100%	Greece	2007-2008
PPC Rhodes S.A.	100%	Greece	1999-2008
PPC TELECOMMUNICATIONS S.A.	100%	Greece	2003-2008
ARKADIKOS ILIOS 1 S.A.	100%	Greece	2007-2008
ARKADIKOS ILIOS 2 S.A.	100%	Greece	2007-2008
ILIAKO VELOS 1 S.A.	100%	Greece	2007-2008
ILIAKO VELOS 2 S.A.	100%	Greece	2007-2008
SOLARLAB S.A.	100%	Greece	2007-2008
ILIAKA PARKA DITIKIS MAKEDONIAS 1 S.A.	100%	Greece	2007-2008
ILIAKA PARKA DITIKIS MAKEDONIAS 2 S.A.	100%	Greece	2007-2008

In 2009 the tax audit of the Parent Company was completed for the years 2006 and 2007, which resulted to accounting differences of Euro 18 million approximately. An amount of Euro 1 million approximately was paid after the settlement against tax liabilities of the Greek State.

In June 2006, the Annual Shareholders' General Assemblies for PPC Rhodes S.A. decided to dissolve the aforementioned company and to initiate the appropriate procedures on July 1, 2006, according to international commerce law. The process for PPC Rhodes S.A. is yet to be completed.

Equity method:

Company	Note	% participation	Country of incorporation	Unaudited tax years
LARCO S.A.		28.56%	Greece	2002 - 2008
SENCAP S.A.		50%	Greece	2006 - 2008
PPC RENEWABLES - TERNA ENERGIAKI S.A.		49%	Greece	2006 - 2008
PPC RENEWABLES - MEK ENERGIAKI S.A.		49%	Greece	2002 -2008
PPC RENEWABLES NANKO ENERGY – MYHE GITANI S.A. (formerly PPC RENEWABLES - DIEKAT ENERGY S.A.)		49%	Greece	2007 -2008
PPC RENEWABLES ROKAS A.B.E.E.		49%	Greece	2007 -2008
PPC RENEWABLES ELTEV AIFOROS S.A.		49%	Greece	2008
GOOD WORKS S.A.		49%	Greece	2005 - 2008
PPC RENEWABLES EDF EN GREECE S.A.		49%	Greece	2007 -2008
EEN VOIOTIA S.A.	1	46.6%	Greece	2007 -2008
ORION ENERGIAKI S.A.	2	49%	Greece	2007 -2008
ASTREOS ENERGIAKI S.A.	2	49%	Greece	2007 -2008
PHOIBE ENERGIAKI S.A.	2	49%	Greece	2007 -2008
IAPETOS ENERGIAKI S.A.	2	49%	Greece	2007 -2008
AIOLIKO PARKO LOUKO S.A.		49%	Greece	-
AIOLIKO PARKO BABO VIGLIES S.A.		49%	Greece	-
AIOLIKO PARKO LEFKIVARI S.A.		49%	Greece	-
AIOLIKO PARKO AGIOS ONOUFRIOS S.A.		49%	Greece	-
AIOLIKO PARKO KILIZA S.A.		49%	Greece	-

1. It is consolidated from the associate company PPC Renewables EDF EN GREECE S.A. as it participates by 95% in its share capital.
2. They are consolidated by the associate company Good Works S.A. as they participate by 100% in their share capital.

2. The accounting policies adopted in the preparation of the financial statements are consistent with those followed in the preparation of the financial statements for the year ended December 31, 2008.
3. There exist no burdens on the Group's fixed assets, the existence of which could materially affect the Group's financial position.
4. Adequate provisions have been established for all litigation.
5. Provisions of the Group and the Parent Company as of March 31, 2009 are as follows :

Amounts in thousands of Euro	Group	Company
a) Provision for litigation and arbitration	2,162	2,162
b) Provision for audited by tax authorities fiscal years	0	0
c) Other provisions	15,519	15,519

6. Total payrolls of the Group and the Company number 23,454 employees and 24,332 employees as of March 31, 2009 and 2008 respectively. On March 31, 2009 and 2008, 243 and 236 employees have been transferred to Public Sector Services (ministries etc.) out of which, 187 and 186 were compensated by PPC. The total payroll cost of such employees amounted to Euro 2,093 and Euro 1,754 for the period ended March 31, 2009 and 2008, respectively.
7. Sales and purchases of the Group and the Parent Company for the period ended March 31, 2009 as well as receivables and payables as of March 31, 2009 of the Group and of the Parent Company, according to IAS 24 are as follows

DATA FROM STATEMENT OF COMPREHENSIVE INCOME

Amounts in thousands of Euro

	GROUP		COMPANY	
	01.01-31.03.2009	01.01-31.03.2008	01.01-31.03.2009	01.01-31.03.2008
Sales	1.495.845	1.410.469	1.495.715	1.410.469
Gross operating results	402.461	194.532	401.897	194.641
Profit / (Loss) before tax, financing and investing activities	340.787	79.886	340.223	79.995
Profit / (Loss) before tax	292.698	34.298	291.871	113.346
Profit / (Loss) after tax (A)	219.468	30.001	218.808	108.609
Distributed to:				
- Owners of the Parent	219.468	30.001	218.808	108.609
- Minority interests	0	0	0	0
Other comprehensive income after tax (B)	(4.230)	(18.239)	(4.230)	(18.239)
Total comprehensive income after tax (A)+(B)	215.238	11.762	214.578	90.370
- Owners of the Parent	215.238	11.762	214.578	90.370
- Minority interests	0	0	0	0
Earnings / (Loss) per share, basic and diluted (in Euro)	0,9460	0,1293	0,9431	0,4681
Profit before tax, financing and investing activities and depreciation and amortisation	471.731	205.456	469.934	204.377

DATA FROM STATEMENT OF CASH FLOW

Amounts in thousands of Euro

	GROUP		COMPANY	
Cash Flows from Operating Activities	01.01-31.03.2009	01.01-31.03.2008	01.01-31.03.2009	01.01-31.03.2008
Profit / (Loss) before tax from continuing operations	292.698	34.298	291.871	113.346
Adjustments :				
Depreciation and amortisation	146.675	141.939	147.339	140.648
Amortisation of customers' contributions and subsidies	(17.731)	(16.370)	(17.628)	(16.267)
Provision for CO_2 emission rights of 1Q	20.900	23.514	20.900	23.514
Fair value (gain)/ loss of derivative instruments	(728)	1.489	(728)	1.489
Share of loss of associates	405	3.734	0	0
Interest income	(5.013)	(7.400)	(5.236)	(5.696)
Sundry provisions	17.997	6.378	17.997	6.378
Profit from evaluation of CO_2 liabilities of prior year	(23.358)	0	(23.358)	0
Unrealised foreign exchange losses (gains) on interest bearing loans and borrowings	(593)	3.163	(593)	3.163
Unbilled revenue	16.591	21.400	16.591	21.400
Amortisation of loan origination fees	735	514	724	514
Interest expense	46.909	48.440	46.909	48.439
Working capital adjustments:				
Increase / (Decrease) in:				
Accounts receivable, trade and other	(258.549)	(211.196)	(258.553)	(273.983)
Other current assets	(4.563)	(30.469)	(4.363)	(30.196)
Materials, spare parts and supplies	7.728	(60.077)	7.482	(61.234)
Increase/ (decrease) in:				
Trade and other payables	48.055	(111.195)	50.808	(109.885)
Other non-current liabilities	4.414	10.965	4.328	10.683
Accrued/other liabilities excluding interest	45.702	109.882	45.702	109.882
Net Cash from Operating Activities (a)	340.274	(30.971)	339.992	(17.805)
Cash Flows from Investing Activities				
Interest received	5.013	7.400	5.236	5.696
Capital expenditure of fixed assets and software	(219.313)	(160.943)	(219.040)	(159.355)
Disposal of fixed assets and software	4.841	2.484	4.841	2.488
Proceeds from customers' contributions and subsidies	42.271	35.757	42.271	35.757
Investments in subsidiaries and associates	0	0	0	62.174
Net Cash used in Investing Activities (b)	(167.188)	(115.302)	(166.692)	(53.240)
Cash Flows from Financing Activities				
Net change in short-term borrowings	49.300	8.900	47.500	8.900
Proceeds from interest bearing loans and borrowings	460.000	265.000	460.000	265.000
Principal payments of interest bearing loans and borrowings	(625.091)	(117.804)	(625.091)	(117.804)
Interest paid	(73.798)	(61.922)	(73.798)	(61.921)
Dividends paid	0	(2)	0	(2)
Net Cash used in Financing Activities (c)	(189.589)	94.172	(191.389)	94.173
Net increase / (decrease) in cash and cash equivalents (a)+(b)+(c)	(16.503)	(52.101)	(18.089)	23.128
Cash and cash equivalents at the beginning of the period	103.450	196.541	100.391	28.290
Cash and cash equivalents at the end of the period	86.947	144.440	82.302	51.418

Amounts in thousands of Euro	Group	Company
a) Sales	77,393	78,986
b) Purchases	141,599	145,832
c) Receivables from related parties	361,210	370,973
d) Payables to related parties	369,462	361,752
e) Key management personnel compensations	589	500
f) Receivables from key management personnel compensations	0	0
g) Payables to key management personnel compensations	0	0

8. Capital expenditure of the Group and the parent company for the period ended March 31, 2009 amounted to Euro 219.3 million and of Euro 219 million respectively.
9. Other Comprehensive income (after tax) which was recognized directly in equity for the period ended March 31, 2009 relates loss an amount of Euro 4,230, which arised from the valuation of available for sale investments at fair value for the Parent Company and the Group respectively.
10. The Parent Company's Board of Directors, in its meeting dated April 22, 2008 has approved a business collaboration memorandum with RWE. The memorandum between PPC and RWE refers to the exploration of collaboration on the following: a) the development in Porto Romano of Albania of a coal burning unit with a power of 500 - 800 MW. The collaboration memorandum anticipates that if the above mentioned investment is rated as viable, a new separate company will be formed in order to construct and operate the above mentioned station with RWE owning 51%, PPC 39% and TITAN 10% of its share capital. RWE and PPC signed the memorandum of understanding back in June 2008. The Albanian government initiated a short-listing procedure for the erection of this hard coal-fired power plant at the end of 2008. The consortium lead-managed by RWE participates in the first phase of this process and officially submitted, to the Albanian government, an application for the erection and operation of the power plant at the end of February 2009 b) natural gas in Greece and c) renewable energy sources. For the renewable energy sources projects the collaboration memorandum anticipates that RWE will hold 51% of the company's share capital while PPC Renewables S.A., PPC's wholly owned subsidiary will hold 49%.
11. In November 2007, PPC submitted 31 applications to the competent authority for the issuance of the emissions permits for its bound plants, concerning the period 2008-2012. In December 2007, the competent authority approved the submitted Monitoring Plans and issued the respective permits for the second trading period 2008-2012. In February 2009 the competent authority issued guidelines for the verification of the emissions reports of the year 2008. The common ministerial decision 52115/2970/E103/2008 (Governmental Gazette 2575/B/19.12.2008) approved the Greek National Allocation Plan for the period 2008-2012. According to the final allocation, 44,2 $MtCO_2$ allowances have been allocated to the 31 existing bound plants of PPC for 2008. By the end of March 2009, the verification of the annual emissions reports by accredited third party verifiers was completed successfully and the reports were promptly submitted to the Competent Authority. The total verified emissions of all 31 bound plants of PPC for 2008 amount to 52,2 $MtCO_2$. According to the final allocation of CO_2 emissions allowances and the final CO_2 emissions from the 31 bound plants of PPC for 2008 mentioned above, PPC exhibited a shortage of emissions allowances for 2008 in the range of 8.0 $MtCO_2$. PPC's results will be burdened by the purchase of the corresponding emission allowances. It should be noted that the shortage of emissions allowances for 2008 will be considered final only after the probable additional allocation of allowances to some new entrance units for 2008, but, in any case, no substantial changes are expected. The CO_2 emissions of PPC's bound plants for the period 01.01.2009-31.03.2009 amounts to 12.6 Mt. According to recent projections, the CO_2 emissions for the remaining period 01.04.2009-31.12.2009 are estimated to 40 Mt, thus the total CO_2 emissions for 2009 are estimated to 52.6 Mt, approximately. It should be noted that the emissions of 2009 will be considered final by the end of March 2010, when the verification of the annual emissions reports by accredited third party verifiers is completed. According to CMD 52115/2970/E103/2008 (Official Gazette/B/2575/19.12.2008) 44.2 Mt CO_2 allowances have been allocated to the 31 existing bound plants of PPC for 2009. According to the above, it is estimated that PPC will exhibit a shortage of emission allowances for 2009 amounting to 8.4 MtCO2, between those that are allocated according to the Greek National Allocation Plan and to the estimated actual emission, out of which 2 Mt correspond to the first quarter of 2009. The financial statements of the 1st Quarter 2009, have been impacted with an expense of € 20.9 m, for the coverage of the estimated CO_2 emission rights deficit, while the corresponding amount for the 1st Quarter 2008 was € 23.5 m. The liability valuation with prices of 31.03.2009 for the coverage of CO_2 emission right deficit for the prior year had a positive impact in the financial results of the quarter, amounted € 25.6 m. If the liability valuation had taken place with prices of 15.05.2009, the abovementioned positive impact reduces by € 8.9 m, to € 16.7 m due to the price increase of CO_2 emission rights in the second quarter of 2009.

Athens, May 19, 2009

CHAIRMAN & CHIEF EXECUTIVE OFFICER	VICE CHAIRMAN & DEPUTY CEO	CHIEF FINANCIAL OFFICER	CHIEF ACCOUNTANT
PANAGIOTIS J. ATHANASOPOULOS	NIKOLAOS D. CHATZIARGYRIOU	GEORGE C. ANGELOPOULOS	EFTHIMIOS A. KOUTROULIS